FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Nomura to Announce First Quarter Operating Results on July 28]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 1, 2005	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

3

Tokyo, July 1, 2005

Nomura to Announce First Quarter Operating Results on July 28

Nomura Holdings, Inc. plans to announce first quarter operating results for the year ending March 31, 2006, at 15:00 JST on July 28. The financial statements and presentation materials will be available on the Nomura Holdings website (www.nomura.com) shortly after the announcement.

A live audio webcast of the company’s conference call is scheduled to be delivered via www.nomura.com at:

21:00 (JST)

13:00 (GMT)

08:00 (EST)

Ends

For further information please contact:

Name	Company	Telephone
Koichiro Ide Shuji Sato Mitch Hayes Larry Heiman	Nomura Securities Co., Ltd Corporate Communications Dept., Nomura Group Headquarters	81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.